Exhibit 12.1

TENET HEALTHCARE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

						Three Months Ended
	December 31,					March 31,
	2011	2010	2009	2008	2007	2012	2011

Income from cont ops before tax	161	158	205	54	(96)	108	142
Less:
Equity in earnings of affiliates	8	5	6	13	20	2	1

Add:
Cash dividends received	—	—	—	3	3	—	—
Int part of rent expense	46	43	45	43	41	12	11
Interest Expense	375	424	445	418	419	98	118
Amort of cap int	9	9	9	8	8	2	2
Earnings (loss), as adjusted	583	629	698	513	354	218	272

Fixed Charges

Interest Expense	375	424	445	418	419	98	118
Capitalized Interest	8	4	9	10	11	2	2
Int part of rent expense	46	43	45	43	41	12	11
Total Fixed Charges	429	471	499	471	470	112	131

Ratio of Earnings to Fixed Charges	1.4X	1.3X	1.4X	1.1X	—	1.9X	2.1X

Deficiency					116